UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BFC Financial Corporation

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

055384200

(CUSIP Number)

John E. Abdo

401 E. Las Olas Blvd., Suite 800

Fort Lauderdale, Florida 33301

(954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055384200

1.	Names of Reporting Persons John E. Abdo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,669,308(1)
	8.	Shared Voting Power 4,443,580(1)(2)
	9.	Sole Dispositive Power 8,112,888(1)(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,112,888(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5%
14.	Type of Reporting Person (See Instructions) IN

(1)	The shares are held by Mr. Abdo as Trustee under the Trust Agreement dated March 15, 1976 for the benefit of John E. Abdo.
(2)	Includes 4,443,580 shares of the Issuer’s Class B Common Stock held by Mr. Abdo which are convertible at any time at his discretion into shares of the Issuer’s Class A Common Stock on a share-for-share basis.

Item 1:	Security and Issuer

This Statement on Schedule 13D is being filed by John E. Abdo and relates to the Class A Common Stock, par value, $0.01 per share, of BFC Financial Corporation, a Florida corporation (the “Issuer”). The Issuer’s principal executive offices are located at 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301.

Item 2:	Identity and Background

John E. Abdo is the Vice Chairman of the Issuer and BBX Capital Corporation (“BBX Capital”), a Florida corporation in which the Issuer holds an approximately 82% equity interest and 90% voting interest. The business address of each of Mr. Abdo, the Issuer and BBX Capital is 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301.

During the last five years, Mr. Abdo (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4:	Purpose of Transaction

Other than in connection with the currently proposed merger pursuant to which BBX Capital would merge with and into a wholly owned subsidiary of the Issuer, Mr. Abdo currently does not have any plans that would result in any of the occurrences enumerated in (a) through (j) of Item 4 of Schedule 13D. However, it is expected that Mr. Abdo will be granted restricted stock awards of, and/or options to purchase, shares of the Issuer’s Class A Common Stock or Class B Common Stock from time to time under the Issuer’s equity incentive plan in consideration for his service as Vice Chairman of the Issuer; provided, any such grants are subject to the approval of the Compensation Committee of the Issuer’s Board of Directors. Further, Mr. Abdo may receive shares of the Issuer’s Class A Common Stock and/or Class B Common Stock in the future pursuant to the Share Exchange Agreement described under Item 5 below. In addition, Mr. Abdo may from time to time make additional investments in securities of the Issuer, either in the open market or privately negotiated transactions, or, subject to certain exceptions with respect to shares of the Issuer’s Class B Common Stock held by Mr. Abdo (as described in further detail in Item 6 below), sell all or any part of his investment in the Issuer, as he deems appropriate in light of the circumstances existing from time to time. Additionally, Mr. Abdo, in his capacity of Vice Chairman of the Issuer, may in the future formulate a plan or make a proposal to the Issuer relating to any of the occurrences enumerated in (a) through (j) of Item 4 of Schedule 13D as he may deem appropriate in light of circumstances existing from time to time.

Item 5:	Interest in Securities of the Issuer

The information set forth in rows 7-13 of the cover page of this Schedule 13D is incorporated into this Item 5 by reference.

During the past 60 days, Mr. Abdo has not effected any transaction in any shares of the Issuer’s Class A Common Stock. However, as previously described, the Issuer’s Class B Common Stock is convertible on a share-for-share basis into the Issuer’s Class A Common Stock, and Mr. Abdo effected the following transactions with respect to the Issuer’s Class B Common Stock in the past 60 days:

Mr. Abdo, as a holder of restricted stock units of BBX Capital’s Class A Common Stock (“BBX Capital RSUs”), is party to a Share Exchange Agreement with the Issuer. Pursuant to the Share Exchange Agreement, (a) Mr. Abdo granted the Issuer the option to acquire, simultaneously with the vesting of each BBX Capital RSU, some or all of the shares of BBX Capital’s Class A Common Stock which, absent the Share Exchange Agreement, would (after withholding) actually have been received by the Individual Reporting Person upon the vesting of the BBX Capital RSU and (b) the Issuer agreed to issue to Mr. Abdo shares of the Issuer’s Class A Common Stock or Class B Common Stock having an aggregate market value equal to the aggregate market value of the shares of BBX Capital’s Class A Common Stock acquired by the Issuer upon the option exercise. Pursuant to the Share Exchange Agreement, the market value of the shares of the Issuer’s Class A Common Stock and Class B Common Stock and of BBX Capital’s Class A Common Stock is the closing price of the applicable class of stock on the trading day immediately preceding the date of closing of the share exchange. During September 2016, Mr. Abdo agreed, as a result of the Issuer’s and BBX Capital’s entry into a merger agreement and the 5.4 exchange ratio contemplated thereby, to receive no more than 5.4 shares of the Issuer’s Class A Common Stock or Class B Common Stock for each share of BBX Capital’s Class A Common Stock subject to vested BBX Capital RSUs with respect to any share exchanges effected during the pendency of the merger agreement.

On September 30, 2016, the Issuer issued 398,752 shares of its Class B Common Stock to Mr. Abdo pursuant to the Share Exchange Agreement in exchange for 73,843 shares of BBX Capital’s Class A Common Stock.

On October 2, 2016, the Issuer issued 107,800 shares of its Class B Common Stock to Mr. Abdo pursuant to the Share Exchange Agreement in exchange for 19,963 shares of BBX Capital’s Class A Common Stock.

On October 2, 2016, Mr. Abdo surrendered to the Issuer 81,579 shares of the Issuer’s Class B Common Stock to satisfy the Issuer’s tax withholding obligation relating to the vesting on October 2, 2016 of restricted stock awards of the Issuer’s Class B Common Stock previously granted to him.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As previously disclosed, the Issuer’s Class B Common Stock is convertible on a share-for-share basis into the Issuer’s Class A Common Stock. Mr. Abdo is party to a Memorandum with Alan B. Levan, dated September 16, 2014 (superseding the Memorandum between them and their respective affiliates dated June 14, 2002, as amended), with respect to their holdings of the Issuer’s Class B Common Stock. Pursuant to the Memorandum, (i) Mr. Abdo and Mr. Levan have agreed to vote the shares of the Issuer’s Class B Common Stock that they own or control, directly or indirectly, in favor of the election of the other to the Issuer’s Board of Directors for so long as they are willing and able to serve as directors of the Issuer, and (ii) Mr. Abdo has agreed to vote the shares of the Issuer’s Class B Common Stock that he owns or controls, directly or indirectly, in the same manner as Mr. Alan Levan (or upon Mr. Alan Levan’s death, unless previously revoked, Mr. Jarett Levan) votes his shares of the Issuer’s Class B Common Stock. In addition, the Memorandum places restrictions on Mr. Abdo’s right to sell 370,750 shares of the Issuer’s Class B Common Stock (the “Restricted Shares”) or convert any such Restricted Shares into shares of the Issuer’s Class A Common Stock without the consent of Mr. Alan Levan (or upon Mr. Alan Levan’s death, unless previously revoked, Mr. Jarett Levan), subject to certain exceptions. Under the Memorandum, if the Restricted Shares have not previously been converted into shares of the Issuer’s Class A Common Stock by June 13, 2021, then Mr. Abdo will be free to convert such shares into shares of the Issuer’s Class A Common Stock and to sell the shares of the Issuer’s Class A Common Stock received upon conversion, provided that Mr. Alan Levan (or if designated by Mr. Alan Levan, or upon Mr. Alan Levan’s death, unless previously revoked, Mr. Jarett Levan) is first given the opportunity to purchase the shares in accordance with the procedures set forth in the Memorandum, including at the price determined in accordance therewith. Subject to the foregoing, the Memorandum does not restrict in any way the transfer or voting of any shares of the Issuer’s Class A Common Stock that Mr. Abdo or Mr. Alan Levan may now or hereafter own or control, including shares acquired upon a permitted conversion of the Issuer’s Class B Common Stock. The foregoing description of the Memorandum is a summary only and is qualified in its entirety by reference to the full text of the Memorandum, which is filed as Exhibit 1 to the Amendment to Schedule 13D with respect to the Issuer’s Class B Common Stock filed on November 15, 2016 by John E. Abdo, Alan B. Levan and the other reporting persons set forth therein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2016
Date

/s/ John E. Abdo
John E. Abdo